Exhibit 3.1

FIRST AMENDMENT

TO

THE AMENDED AND RESTATED BYLAWS

OF

VIRTUAL RADIOLOGIC CORPORATION

(Adopted February 3, 2009)

This First Amendment to the Amended and Restated Bylaws of Virtual Radiologic Corporation (the “Bylaws”) hereby amends the Bylaws in the following respect:

Article III, Section 8 of the Corporation’s Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 8.             Notice and Place of Meetings.  Meetings of the Board of Directors may be held at the principal office of the Corporation, or at such other place as shall be stated in the notice of such meeting.  Notice of any special meeting, and, except as the Board of Directors may otherwise determine by resolution, notice of any regular meeting also, shall be mailed, to each director addressed to the director at his or her residence or usual place of business at least two (2) days before the day on which the meeting is to be held, or not later than the day before the meeting is to be held if sent to the director at such place by (i) electronic mail, facsimile or other means of electronic transmission (as defined in Section 232(c) under the Delaware General Corporation Law, as the same may be amended or superseded from time to time), accompanied or  preceded by, or followed within a reasonable time by, a telephone message to the director at his or her usual contact number on record with the Corporation, alerting the director to the transmission, or (ii) delivered personally or by telephone.  No notice of the annual meeting of the Board of Directors shall be required if it is held immediately after the annual meeting of the stockholders and if a quorum is present.”

The undersigned officer hereby certifies that this First Amendment to the Amended and Restated Bylaws of Virtual Radiologic Corporation was duly adopted by the Board of Directors of Virtual Radiologic Corporation.

/s/ Michael J. Kolar
Michael J. Kolar
Vice President, General Counsel & Secretary